Exhibit (c)(14)

– Highly Confidential; For Discussion Purposes Only – October 29, 2024 Discussion Materials Project Telluride

1 – Highly Confidential; For Discussion Purposes Only – Executive Summary ▪ Following our call on October 22, management and advisors have advanced several key workstreams: – Centerview and Weil conducted a call with Luggage, Certares, and their respective advisors on October 24 to review the workstreams on the critical path to a potential transaction signing – Centerview held a call with Morgan Stanley, the financial advisor for Project Lindbergh, on October 25 to further discuss potential transaction structuring ▪ The agenda for today is: – Update on the progression of workstreams with Luggage and Certares as it pertains to a potential acquisition of Luggage by Telluride – Review of impact of a “no transaction” scenario and potential merits of a Telluride recapitalization 1 2

2 – Highly Confidential; For Discussion Purposes Only – Process Update on Potential Acquisition of Luggage ▪ Several key topics were reviewed on the call with Luggage, Certares, and their respective advisors: – Proposed transaction structure – Signing checklist detailing the documents to be delivered and actions to be undertaken in connection with a potential transaction – Due diligence of Luggage and related timing ▪ Following the call, a due diligence request list was shared with Luggage – Luggage to provide access to a virtual data room to Telluride management and advisors ▪ All parties continue to progress on the workplan

– Highly Confidential; For Discussion Purposes Only –

Luggage's Capitalization and Potential Challenges

Upcoming maturity of existing debt obligations has prompted public disclosure around doubts of the entity continuing as a going concern

Luggage Capitalization (Balance Sheet as of 6/30/2024)

Luggage Series A Price	$0.41
Series A Shares Outstanding	73.9
Luggage Series B Price	$4.50
Series B Shares Outstanding	4.6
Luggage Equity Value	**$51**
(A) Plus: Exchangeable Senior Debentures	330
(B) Plus: Variable Prepaid Forward	54
(C) Plus: Series A Preferred[1]	260
Less: Cash	(17)
Implied Enterprise Value	**$678**

Memo:	
Telluride Shares Owned by Luggage	*29.2*
Net Liabilities	*$627*
Value of Telluride Shares	*$447*

Considerations

- Currently, Luggage has Telluride shares worth ~$447mm[2] vs. net liabilities of ~$627mm
- During Q1'24 earnings, Luggage first referenced substantial doubt about its ability to continue operating as a going concern
- During Q2'24 earnings, Luggage stated that strategic alternatives remain under consideration but do not alleviate the substantial doubt that it will continue as a going concern

(A) Luggage may redeem Debentures in whole or in part beginning on March 27, 2025. Holders have the right to require Luggage to purchase their Debentures on March 27, 2025

(B) VPF with respect to ~2.4mm shares in Telluride held by Luggage maturing in Nov. 2025

(C) Luggage is required to redeem for cash on the earlier of the first business day after March 26, 2025 or subject to certain exceptions, Luggage's change in control

Source: Company filings and FactSet as of October 25, 2024.
Note: Dollars and share counts in millions except per share prices. Luggage share count includes ~1.2mm RSUs of which ~0.4mm RSUs allocated to Series B and the remaining ~0.8mm RSUs allocated to Series A. Assumes equal consideration of $15.27 per share for Telluride common stock and Class B common stock.
(1) Reflects balance as of June 2024.
(2) Based on Telluride share price of $15.27.

CENTERVIEW PARTNERS 3

4 – Highly Confidential; For Discussion Purposes Only – Potential Implications of “No Transaction” Scenario ▪ Absent a Luggage buyout, Certares economic and voting interests to increase: – Scenario 1: Satisfies Exchangeable Senior Debentures with ~21.6mm Telluride shares(1) and VPF with ~2.4mm common stock • This would result in Certares controlling ~5.2mm shares of Class B common stock with ~5% economic and ~21% voting ownership(2) in Telluride which implies recovery value of ~$70mm(3) and ~(74%) discount relative to par value(3) – Scenario 2: Infuses cash to cover shortfall, in theory, allowing Certaresto retain more shares of Telluride ▪ It is also possible a third party may be the funding source to a Luggage share sale through either a court or out of court restructuring – The party could acquire Telluride shares owned by Luggage, and in particular, the high vote Class B shares, that are sold to satisfy the Exchangeable Senior Debentures – In this scenario the governance agreement(4) would not transfer to the new party, however the high votes associated with the Telluride Class B shares would Source: Company filings and FactSet as of October 25, 2024. (1) Based on Telluride share price of $15.27. (2) Certares economic and voting ownership figures inclusive of ~1.7mm shares of Telluride common stock owned by Certares. Assumes Telluride Class B shares sold to satisfy Senior Exchangeable Debentures retain 10 votes per share. (3) Net of $10mm of illustrative restructuring costs. Assumes par value of $270mm as of December 2024. (4) Provisions of the governance agreement include for as long as Luggage beneficially owns at least 15% of the total shares, Lug gage has the right to nominate up to 20% of the total number of directors (rounded up) for election to the Board. Additionally, for so long as Luggage owns at least 5% of the total shares, Luggage will have the right to nominate one director for election to the Board, and neither Telluride nor its subsidiaries ma y, without Luggage’s approval, engage in a transaction outside the ordinary course of business that may require Luggage to divest itself of any part of its share ownership.

5 – Highly Confidential; For Discussion Purposes Only – Rationale & Considerations of a Telluride Recapitalization ✓Proactive approach by Telluride in pursuing an acquisition of Luggage would provide Telluride with control of its long-term strategic direction ✓Avoids uncertainty should Luggage seek an alternative solution or becomes insolvent (i.e. potential for Certares or unknown party to take control of Telluride) ✓Consolidates capital structure with alignment of voting power and economic ownership for all Telluride shareholders ✓Simplified ownership dynamics may increase attractiveness of Telluride as a potential acquisition candidate ✓Potential for value creation by addressing investor questions about impact of control on strategy ✓Appeal to a wider range of investors who prioritize voting power and transparency, thereby diversifying and expanding the shareholder base ? Usage of balance sheet capacity that could alternatively be used for operations or other strategic initiatives ? As Luggage’s near-term maturities approach, Luggage and Certares may be more inclined to structure an outcome that is more favorable to Telluride ? Potential reaction to transaction from Telluride investors is unknown and may cause pressure on share price ? Transaction may require significant management time and resources and serve as a distraction from core business operations ? Removal of Luggage as controlling shareholder may increase possibility of activist investor taking a stake in Telluride ? Unclear if an acquisition of Luggage will contribute to long-term value creation for Telluride Rationale Considerations

– Highly Confidential; For Discussion Purposes Only –

Illustrative Near-Term Process Timeline

Overview of Workstreams

- Subsequent to additional discussions with Luggage, several workstreams have commenced in advance of a potential transaction announcement
  - Due diligence process
  - Negotiation and finalization of definitive documentation (e.g., merger agreement, disclosure schedules)
- Telluride and Luggage board approvals will also be needed prior to a potential announcement

Illustrative Timeline

October 2024

M	Tu	W	Th	F
	1	2	3	4
7	8	9	10	11
14	15	16	17	18
21	22	23	24	25
28	29	30	31	

November 2024

M	Tu	W	Th	F
				1
4	★5	6	7	8
11	12	13	14	15
18	19	20	21	22
25	26	27	★28	29

Kick-Off Call *Due Diligence* ★ *Election Day*
Telluride Q3'24 Earnings *Finalize Transaction Agreements*
Transaction Announcement ★ *Holiday*

Workstreams & Signing Checklist

Workstream	*Lead Party*	*Status*
Send Due Diligence Request List	Weil	✓
Open Data Room	L	
Conduct Due Diligence on L	Weil / CVP	
Antitrust Analysis(1)	Weil / OMM	IP
Agreement and Plan of Merger and Disclosure Schedules	Weil / T / L / OMM	IP
Amendment of Certares Stock Certificate of Designations	OMM / L / C / STB / Weil / T	
Company Side Letter	OMM / L / C / STB / Weil / T	
Voting Agreement of the Significant Stockholder	OMM / Weil / Significant Stockholder	
Press Release Announcing Signing	Weil / T	
Telluride to File Form 8-K Announcing Transaction(2)	Weil / T	
Luggage to File Form 8-K Announcing Transaction(2)	OMM / L	

✓ Complete **IP**: In Process

(1) To be confirmed whether HSR Filing or Foreign Jurisdiction Filings is necessary.
(2) To be filed up to four business days after signing.

Centerview Partners 6

Appendix Supplementary Materials

8 – Highly Confidential; For Discussion Purposes Only – Comparison of Wall Street Consensus Estimates Revenue Adjusted EBITDA Source: Telluride projections per Telluride management as approved for Centerview’s use by the Special Committee (“LRP”) and FactSet as of October 25, 2024. Note: Dollars in millions. (1) Reflects estimates as of February 8, 2024 when revised Telluride LRP was shared with Centerview. $1,943 $2,108 $2,273 $1,818 $1,949 $2,109 2024E 2025E 2026E 10% 9% 8% 2% 7% 8% ∆ in Estimates (6%) (8%) (7%) 18 14 5 17 17 11 $378 $430 $466 $317 $349 $387 2024E 2025E 2026E 19% 20% 20% 17% 18% 18% ∆ in Estimates (16%) (19%) (17%) 18 15 5 17 17 11 % Growth % Margin # of Estimates # of Estimates $1,868 $2,037 $2,230 $345 $411 $491 Feb 2024 Current Consensus (1) Consensus Feb. 2024 LRP

9 – Highly Confidential; For Discussion Purposes Only – Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors of Telluride, Inc. (“Telluride” or the “Company”) in connection with its evaluation of proposed strategic alternatives for Telluride and for no other purpose. The information contained herein is based upon information supplied by or on behalf of Telluride and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by Telluride. Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibilityfor any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Telluride or any other entity, or concerning the solvency or fair value of Telluride or any other entity. With respect to financial forecasts, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Telluride as to the future financial performance of Telluride, and at your direction Centerview has relied upon such forecasts, as provided by Telluride’s management, with respect to Telluride. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute aparticular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of Telluride. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee of the Board of Directors of Telluride (in its capacity as such) in its consideration of strategic alternatives, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of Telluride or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating strategic alternatives, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview.